Mirae Asset Discovery Funds One Bryant Park 39th Floor New York, NY 10036 Tel: (212) 205-8300 Fax: (212) 205-8390 www.miraeasset.com

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mirae Asset Discovery Funds (the “Trust”)

Request for Withdrawal of Post-Effective Amendment No. 6 to the Trust’s

Registration Statement (File Nos. 333-166018 and 811-22406)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on March 11, 2011 (Accession No. 0001447572-11-000029) in order to register five new series, the Korea Sector Leader Fund, India Sector Leader Fund, Global Sector Leader Fund, Asia Small/MidCap Fund and the Chindia Great Consumer Fund (the “Funds”).  The Amendment is being withdrawn because the Trust has decided not to launch any of the Funds.  No securities were sold in connection with this offering.

This Amendment will become effective pursuant to Rule 485(a) of the Act on July 6, 2012.  Please issue an order with respect to this application for withdrawal as soon as possible.  In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Joyce LaPreta, Secretary of the Trust, by facsimile at (212) 205-8390.  If you have any questions, please do not hesitate to contact me at: (617) 476-1711.

Very truly yours,

/s/Ioannis Tzouganatos

Ioannis Tzouganatos

Assistant Secretary of the Trust